FILED VIA EDGAR

July 13, 2009

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3

Dear Sir/Madam:

I write on behalf of Alliance Financial Corp. (the “Company”) to request a withdrawal of the Registration Statement on Form S-3 which the Company filed on January 16, 2009 with respect to the proposed resale offering by the selling securityholders of up to 26,918 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share and a warrant to purchase up to 173,069 shares of the Company’s common stock. The offering in question has been terminated and the Company wishes to remove the unsold securities from registration and to apply the $1,216.56 registration fee paid in connection with the Registration Statement toward future registrations.

If you have any questions feel free to contact me at (315) 475-4478. Thank you for your assistance.

Very truly yours, ALLIANCE FINANCIAL CORPORATION

By:	/s/ J. Daniel Mohr
J. Daniel Mohr Chief Financial Officer and Treasurer

cc: Richard A. Schaberg, Esq. (via email)